

February 17, 2021

Kevin Helash
Chief Executive Officer
Marrone Bio Innovations, Inc.
1540 Drew Avenue
Davis, CA 95618

      Re: Marrone Bio Innovations, Inc.
          Registration Statement on Form S-3
          Filed February 8, 2021
          File No. 333-252823

Dear Mr. Helash:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jordan Metoyer at 202-551-6001 or Ada D. Sarmento at 202-551-3798 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Alfredo B.D. Silva, Esq.